SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 Amendment No. 3

                    Under the Securities Exchange Act of 1934



                        GENISYS RESERVATION SYSTEMS, INC.
                                (Name of Issuer)



                     COMMON STOCK, PAR VALUE .0001 PER SHARE
                         (Title of Class of Securities)



                                    372299107
                                 (CUSIP Number)


                                  Irwin D. Rowe
                          c/o Loeb Partners Corporation
                                   61 Broadway
                               New York, NY 10016
                                 (212) 425-0400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 20, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 372299107


1.     NAME OF REPORTING PERSON:

      Thomas L. Kempner and William A. Perlmuth, Ttes. u/w C.M. Loeb f/b/o Thomas L. Kempner

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a)  [X]
                                                          (b)  [ ]

3.     SEC USE ONLY:


4.     SOURCE OF FUNDS:                     PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e):
                                                          [  ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:              USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER:

         455,305       assuming full conversion of convertible notes

8.     SHARED VOTING POWER:

9.     SOLE DISPOSITIVE POWER:

         455,305       assuming full conversion of convertible notes

10.   SHARED DISPOSITIVE POWER:

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         455,305       assuming full conversion of convertible notes

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         9.8%

14.     TYPE OF REPORTING PERSON:

         OO

CUSIP No.: 372299107

1.     NAME OF REPORTING PERSON:

         Thomas L. Kempner, Henry A. Loeb, Elisabeth L. Levin and Jean L. Troubh, Ttes. u/w C.M. Loeb F/B/O Loeb's Children

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a)  [X]
                                                          (b)  [  ]

3.     SEC USE ONLY:

4.     SOURCE OF FUNDS:                     PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e):            [  ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:                  USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER:

         111,535       assuming full conversion of convertible notes

8.     SHARED VOTING POWER:

9.     SOLE DISPOSITIVE POWER:

         111,535       assuming full conversion of convertible notes

10.   SHARED DISPOSITIVE POWER:

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         111,535       assuming full conversion of convertible notes

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:                                       [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         2.4%

14.     TYPE OF REPORTING PERSON:
         OO

CUSIP No.: 372299107


1.     NAME OF REPORTING PERSON:

         Warren D. Bagatelle

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a)  [X]
                                                          (b)  [ ]

3.     SEC USE ONLY:

4.     SOURCE OF FUNDS:                     PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e):             [  ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:          USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER:

         212,034       assuming full conversion of convertible notes

8.     SHARED VOTING POWER:

9.     SOLE DISPOSITIVE POWER:

         212,034       assuming full conversion of convertible notes

10.   SHARED DISPOSITIVE POWER:

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         212,034        assuming full conversion of convertible notes

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                 [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         4.6%

14.     TYPE OF REPORTING PERSON:
         OO

CUSIP No.: 372299107

1.     NAME OF REPORTING PERSON:

         HSB Capital

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a)  [X]
                                                          (b)  [  ]
3.     SEC USE ONLY:

4.     SOURCE OF FUNDS:                     WC

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e):             [  ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:          USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER:

         18,589       assuming full conversion of convertible notes

8.     SHARED VOTING POWER:

9.     SOLE DISPOSITIVE POWER:

         18,589      assuming full conversion of convertible notes

10.   SHARED DISPOSITIVE POWER:

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         18,589     assuming full conversion of convertible notes

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                    [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

        0.4%

14.     TYPE OF REPORTING PERSON:
         PN

CUSIP No.: 372299107


1.     NAME OF REPORTING PERSON:

         Loeb Partners Corporation

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a)  [X]
                                                          (b)  [ ]

3.     SEC USE ONLY:

4.     SOURCE OF FUNDS:                     WC

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e):             [ ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER:

         62,109     assuming full conversion of convertible notes

8.     SHARED VOTING POWER:

9.     SOLE DISPOSITIVE POWER:

         62,109     assuming full conversion of convertible notes

10.   SHARED DISPOSITIVE POWER:

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         62,109     assuming full conversion of convertible notes

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                  [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         1.4%

14.     TYPE OF REPORTING PERSON:
         CO

     This Amendment No. 3 amends the number of shares beneficially owned by the Trust F/B/O Thomas L. Kempner, the Trust F/B/O Loeb's Children, Warren D. Bagatelle, HSB Capital and Loeb Partners Corporation and Item 5 of the Schedule 13D Statement dated April 24, 1997 (as previously amended).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of June 20, 1997, shares of the Common Stock of the Issuer and Convertible Notes of the Issuer were beneficially owned as follows:

                                 COMMON STOCK        Convertible Notes
                                                  Dollar      Convertible Into*
Trust F/B/O Thomas L. Kempner     275,305        $16,875           180,000
Trust F/B/O Henry A.
Loeb's Children                    68,335          4,050            43,200
Warren D. Bagatelle               133,229          7,388            78,805
HSB Capital                        11,389            675             7,200
Loeb Partners Corporation          42,109          1,875            20,000


     * The Convertible Notes currently mature in twelve equal quarterly installments commencing April 1, 1998, and are currently convertible into Common Stock at $0.09375 per share.

     The Issuer currently has 4,330,594 shares of Common Stock outstanding.

     The event requiring the filing of Statement is the exercise in full by Warren D. Bagatelle and Loeb Partners Corporation of options to purchase from the Reporting Persons an aggregate of 42,109 shares each. (Amendment No. 2 to this Schedule had incorrectly stated that Warren D. Bagatelle had an option to purchase 42,099 shares and Loeb Partners Corporation had an option to purchase 62,109 shares.)

     Assuming conversion of all Convertible Notes, the persons named in answer to Item 2(a) hereof will own an aggregate of 859,572 shares of Common Stock, constituting 18.4% of the Common Stock which will then be outstanding, assuming such conversion.

       (b)     See the answer to Item 2 hereof.

       (c) The net number of shares of Common Stock of the Issuer transferred upon exercise of the options described above are as follows:

                             No. of         No. of                No. of             No. of
                             Shares         Shares                Convertible        Convertible
                             Sold           Acquired               Notes Sold        Notes Acquired
                                                                   Convertible              Convertible
                                                          Dollar      Into         Dollar    Into
Trust F/B/O
Thomas L. Kempner           42,109                       $1,875      20,000
Trust F/B/O
Henry A. Loeb's Children    10,109                          450       4,800
HSB Capital                  1,684                           75         799
Warren D. Bagatelle                       28,633                                  $1,263     12,470
Loeb Partners Corporation                 42,109                                   1,875     20,000

In April 1997 and May 1997, HSB Capital sold an aggregate of 2,233 shares in the over-the-counter market

         (d) and (e)  Not applicable.

 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June      , 1997

                               Thomas L. Kempner and William A. Perlmuth, Ttes.

                               U/W C.M. Loeb F/B/O Thomas L. Kempner

                               By:_____________________________
                                  Thomas L. Kempner, Trustee


                               Thomas L. Kempner, Henry A. Loeb, Elisabeth L. Levin and Jean L. Troubh, Ttes.U/W C.M. Loeb F/B/O Henry A. Loeb's Children

                               By:_____________________________
                                  Thomas L. Kempner, Trustee

                               By:_____________________________
                                  Warren D. Bagatelle

                               HSB Capital

                               By:_____________________________
                                  Warren D. Bagatelle, Partner


                               Loeb Partners Corporation


                               By:_____________________________
                                  Thomas L. Kempner,
                                  Chief Executive Officer